Filed by Chesapeake Utilities Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Chesapeake Utilities Corporation Commission File No.: 001-11590

Gatherco, Inc. Merger Conference Call Transcript

February 4, 2015

The following is a transcript of Chesapeake Utilities Corporation’s (“Chesapeake Utilities” or “Chesapeake”) conference call that took place on February 4, 2015 at 11:00 a.m. ET. References to “Slide” herein refer to Chesapeake Utilities’ slide presentation filed with the Securities and Exchange Commission on February 4, 2015.

BETH W. COOPER, SENIOR VICE PRESIDENT AND CFO

Slide 1

Thank you Eric and good morning everyone.

Joining me on the call today are Mike McMasters, Chesapeake’s President and CEO, Elaine Bittner, Senior Vice President of Strategic Development, and Mark Eisenhower, Vice President of Strategic Planning and Development.

We appreciate you joining us this morning to discuss the announcement we made Monday regarding Chesapeake Utilities’ merger with Gatherco, Inc. We have prepared a presentation to accompany our discussion today. This presentation can be accessed on our web site at www.chpk.com under the Investors section and “Events and Webcasts” sub-section or via our IR App.

Slides 2 & 3

Turning to slide 2 and then 3, before we begin, let me remind you that matters discussed in this conference call may include forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements. The “Safe Harbor for Forward Looking Statements” section of the Company’s 2013 Annual Report on Form 10-K provides further information on the factors that could cause such forward-looking statements to differ from our actual results.

Slide 4 – Chesapeake Utilities and Gatherco Merger Agreement

Turning to slide 4, we are pleased to announce that Chesapeake Utilities and Gatherco have entered into a definitive merger agreement. We issued a press release Monday that contains some of the details of the merger. During this call, we would like to:

•	highlight some of the key points about the merger,

•	provide some insight into the strategic rationale behind the transaction, and

•	expand on the attractive opportunities for profitable growth that we believe this transaction creates for both Gatherco and Chesapeake Utilities’ shareholders.

Under the terms of the merger agreement, Chesapeake Utilities will acquire all of the outstanding shares of Gatherco. Gatherco will then merge into Aspire Energy of Ohio, LLC, a newly formed, wholly-owned subsidiary of Chesapeake Utilities. The transaction is valued at $59.2 million. We anticipate that the transaction will close during the second quarter of 2015. Given the timing of the transaction, we expect the merger to be accretive to earnings per share in 2016 – the first full calendar year of operations.

Slide 5 – Transaction Summary

On slide 5, you will see a breakdown of the consideration to be paid in the transaction. Upon closing, Chesapeake Utilities will issue approximately 593,005 shares of common stock and pay $27.6 million in cash for all of the outstanding shares of Gatherco stock and to settle all outstanding Gatherco stock options. In addition, Chesapeake Utilities will assume approximately $1.7 million in outstanding Gatherco debt, which we expect to pay off shortly after closing.

The transaction is contingent upon approval by the Gatherco shareholders. If the transaction is cancelled by Gatherco, then Chesapeake would be entitled to a $2.0 million breakup fee. Under certain conditions in the Merger Agreement, Chesapeake may terminate the transaction without penalty.

Slide 6 – Total Capitalization

The pro forma impact of the Gatherco acquisition on our capitalization structure, using September 30, 2014 as the base, is shown on slide 6. Our pro forma equity to permanent capitalization is projected to be 66%, while equity to total capitalization is 54% on a pro forma basis. The new Chesapeake Utilities’ stock issued to Gatherco shareholders increases stockholders equity by $29.9 million. The cash proceeds paid to Gatherco shareholders as well as the acquired debt which we expect to pay off shortly after closing as I mentioned earlier will be funded initially under Chesapeake Utilities’ $210 million short-term lines of credit. We expect to refinance the short-term debt issued for this transaction with longer-term debt over the next year.

Slide 7 – CPK Areas Served

Slide 7 shows Chesapeake Utilities’ existing service areas and the addition of Gatherco. You can see from the map that the acquisition fits our strategic expansion footprint. In addition, the demographic features of the areas Gatherco serves and the nature of the residents and businesses located in these areas are very similar to the suburban and rural communities we have served throughout our history. Our experience in operating interstate natural gas pipelines and distributing propane also make this acquisition a good fit.

Slide 8 – Chesapeake Utilities Business Structure

Moving to slide 8. On this slide we have highlighted how Gatherco will fit into our current corporate structure. Gatherco, will be merged into Aspire Energy of Ohio, LLC, and will operate as a subsidiary of Chesapeake Utilities, reporting to Elaine Bittner, Senior Vice President. With the exception of Gatherco’s CEO and CFO, both of whom will be retained as consultants, there will be no changes to our management team as a result of the transaction. Finally, our plans include retention of all existing Gatherco employees to facilitate our success.

Slide 9 – Required Approvals and Next Steps

Slide 9 lists the remaining approvals required to close the transaction and some of the key steps in our integration of Gatherco into the Chesapeake Utilities family of businesses. We have secured the required state regulatory approvals and are prepared to make the requisite filings with the Securities and Exchange Commission and the New York Stock Exchange. The only remaining approval required is approval of the transaction by the Gatherco shareholders.

As you can see, we are very excited about this transaction. I will now turn the call over to Mike who will provide additional insights on Gatherco’s operation, its strategic fit, and our commitment to increased shareholder value.

MIKE MCMASTERS, PRESIDENT AND CEO

Thank You, Beth. Good Morning Everyone.

Slide 10 – Overview of Gatherco’s Business

On slide 10, we have provided an overview of Gatherco’s business. In 1997, Gatherco was established in conjunction with the acquisition of certain Columbia Gas Transmission natural gas gathering assets in Ohio. Today, the company operates 16 gathering systems and over 2,000 miles of pipelines in Central and Eastern Ohio. Gatherco serves more than 300 producers with gathering and liquids processing services and also distributes natural gas to more than 6,000 retail customers through the Consumers Gas Cooperative. We believe that there are growth opportunities to serve additional producers and distribution customers in and around the system. Gatherco also owns valuable rights of way that may present additional long-term opportunities in this region.

Slide 11 – Natural Gas Continues to Have a Price Advantage

Before I move on to talk more about Gatherco, I wanted to talk a little about natural gas, propane and oil prices. As slide 11 shows, the economic advantages of natural gas continue to provide opportunities for the expansion of its use across the United States. While diesel and propane prices have fallen, we believe the long term price differentials between diesel, propane and natural gas will provide sufficient incentive for continuing conversions. Natural gas remains an abundant, clean and affordable fuel, and the significant reserves we have here in the United States provide security of supply and price.

Slide 12 - Gatherco Business Model

Turning to slide 12. Slide 12 illustrates Gatherco’s business model. This model starts on the left with gathering natural gas from independent producers, followed by extracting liquids through its existing processing facilities and then transporting this gas through its various pipelines, ultimately delivering natural gas to customers like the Consumers Gas Cooperative, Columbia Gas of Ohio, and to other customers on the interstate pipeline systems.

Working left to right on the slide, the gathering and gas processing services that Gatherco provides to producers generate approximately 22% of Gatherco’s margins. Approximately 75% of the margins are generated from sales to the distribution systems with the remaining 3% coming from miscellaneous services. With the exception of the gas processing services, we view the services provided by Gatherco as core to Chesapeake’s current operations. Finally, all of these services are being provided at unregulated prices.

Slide 13 – Map of Gatherco Infrastructure

Turning to slide 13. As mentioned earlier, Gatherco has interconnects with the Consumers Gas Cooperative, Columbia Gas of Ohio and other third party transmission systems. The map on slide 13 shows the existing Gatherco footprint. The blue lines represent Gatherco’s existing pipelines. The red circles highlight the areas where Gatherco is providing service to the Consumers Gas Cooperative and Columbia Gas of Ohio distribution systems.

As mentioned a moment ago, while oil and propane prices have recently declined relative to natural gas prices, we believe that the current price advantage still provides opportunities for growth through conversions. In this regard, in the areas served by the existing Gatherco systems there are over 150,000 potential customers who currently use diesel or propane as their fuel source.

Finally, recent changes in basis differentials between the transmission systems in Ohio - also provide opportunities for growth.

Slide 14 – Strategic Rationale

Slide 14. Before I talk about the rationale, I just want to say that we approached this opportunity with the same discipline as we did with Florida Public Utilities and Sandpiper Energy. We also recognize that the opportunity has not been transformed into a reality until we have successfully executed on the integration and growth strategy.

Our rationale is as follows:

Currently:

1.	We view this business as very similar to our current businesses.

2.	Gatherco already has a growth strategy in place that is working.

3.	The acquisition is expected to be accretive in the first full year of operations.

Looking Forward:

•	Gatherco’s growth strategy can be expanded with the availability of more human resources and capital.

•	Gatherco provides an opportunity to earn returns on capital in excess of the allowed utility returns over the longer-term.

•	Gatherco’s current footprint provides a foothold in a market with significant long-term growth potential.

Slide 15 – Growth Strategy

Turning to slide 15. For those of you who follow us and are familiar with the graphic shown on slide 15, you can see that this strategy fits within what we have been talking about for months. As shown on this slide, the Gatherco acquisition represents an opportunity to extend our unregulated energy business further into the midstream sector of the natural gas industry.

Slide 16 – Chesapeake Utilities’ Investment Proposition

Turning to slide 16. Our investment proposition is multi-faceted as shown on slide 16. We have engaged employees who are focused on cultivating profitable growth. They have continued to build on our portfolio of strong, efficient utility and non-regulated energy businesses and our strong balance sheet to create new opportunities for growth in areas we know using skills we possess. We believe this formula will continue to position us to deliver superior earnings growth, dividend growth and total return to our shareholders. The Gatherco acquisition is another example of our commitment to our investment proposition and the skills of our employees in cultivating profitable growth opportunities.

Slide 17 – Financial Metrics Performance Summary

Turning to slide 17. I am proud of the financial results our employees have delivered to our shareholders. In addition, Chesapeake Utilities has delivered top quartile performance relative to our peer group in 14 of 18 categories and our results exceed peer group medians in every financial metric category. Our employees are proud of these results. We plan to work hard to sustain this level of performance in the future.

Conclusion

As you can see, we are excited about the acquisition of Gatherco and the growth opportunities it presents for our shareholders and for the employees of Chesapeake Utilities and Gatherco. We will build on our experience from past acquisitions to ensure that the successful integration of Gatherco meets or exceeds our commitment to accretion in terms of earnings per share in the first full year of operations.

Thank you again for joining our call today, and for taking an interest in or being a shareholder of Chesapeake Utilities.

We will now be happy to take questions.

QUESTIONS & ANSWERS

OPERATOR

Your first question comes from the line of Spencer Joyce from Hilliard Lyons. Your line is open.

Q - Spencer E. Joyce: Good morning. Thanks for taking my call.

A - Michael P. McMasters: You’re welcome.

A - Beth W. Cooper: Good morning, Spencer.

Q - Spencer E. Joyce: Just two quick ones here for you. The first one, what’s the expected time table on getting some financial data for Gatherco? I’m assuming perhaps in that S-4 filing.

A - Beth W. Cooper: The S-4 filing currently will have information in there about Chesapeake. There will not be a lot of information in there about Gatherco. I think as we come out, Spencer, of the second quarter, we’ll start to have more information in the public domain.

Q - Spencer E. Joyce: Okay. Fair enough there. The second one, can you all perhaps talk about the near or medium-term plans as far as Chesapeake putting some CapEx dollars to work, either building out or growing the Gatherco system? Is it too early in the process to say what kind of capital opportunity might be there?

A - Michael P. McMasters: I think it’s fair to say that we’ve been looking at opportunities with Gatherco’s employees and management team. And at this stage of the game, we don’t have anything definitive. We do know that they’ve got ongoing projects right now. And so we do expect that there will be things that’ll be, I’m going to say fairly – available fairly quickly. We just, at this stage of the game, haven’t evaluated the economics of those projects and have anything definitive to say about that. I guess we could look at maybe doing a press release on some capital expenditure numbers once – probably by the time the 10-K is filed anyway. So, anyway not yet, I guess is a good answer.

Q - Spencer E. Joyce: Okay. Sounds good. That’s the only two I had. Thanks.

A - Michael P. McMasters: You’re welcome.

OPERATOR

Your next question comes from the line of Nancy Doyle from MetLife. Your line is open.

Q - Nancy Doyle: Yes. Thank you. Could you talk about the contracts that are in place at the processing plants and under what form of contract or payment the Gatherco sells to the distribution companies?

A - Michael P. McMasters: Yeah. Hey, Mark, do you – Mark Eisenhower’s on the line -Mark, do you want to address that?

A - Mark L. Eisenhower: Yes. All the natural gas sales, both to Consumers Gas Cooperative and Columbia Gas of Ohio are sold under an index basis. It’s a Columbia pool price that the gas is purchased from producers and then resold at various basis differentials both to Columbia of Ohio and the CGC customers. The processing is a minor part of the operation. There’s a small segment of the operations where the gas is wet. That gas is also purchased on an index basis and the liquids sold on an index basis. So there’s no fixed commodity price risk involved in any of the sale.

A - Michael P. McMasters: Yeah. The gathering I think – or the processing, excuse me, represents about 6% to 8% of the margins on the – Gatherco’s margins.

Q - Nancy Doyle: Okay. Thank you. And then also, could you discuss if there is this big opportunity for conversions, why the existing people there at Columbia Gas of Ohio or the Cooperative haven’t taken advantage of that?

A - Michael P. McMasters: Well, I only can speak to what’s going on behind Columbia’s system and ultimately, the conversions are happening behind Columbia’s and the Cooperative’s systems. The Cooperative – we have been working very closely with the Cooperative. Actually, we are contracted to manage their system. And so we are seeing growth behind the Cooperative system as we look around, and actually Gatherco’s been doing that themselves. That’s been their strategy, actually.

Q - Nancy Doyle: Great. Thank you.

OPERATOR

Your next question comes from the line of Dan Fidell from U.S. Capital Advisors. Your line is open.

Q - Dan M. Fidell: Morning, guys, and my congratulations as well on the transaction.

A - Beth W. Cooper: Morning, Dan.

A - Michael P. McMasters: Thanks, Dan.

Q - Dan M. Fidell: Thanks. Just a couple of follow-up questions I guess on my side. First, can you just give us a little bit more color on the Gatherco shareholder base? Can you just tell us a little bit who those folks are and how you expect the approval process to go?

A - Michael P. McMasters: Well, the – I’d want to say that Gatherco was – their shareholders were primarily producers at least when you start talking about number of shares. And so I’d say that my recollection is, and Mark, correct me if I’m wrong, but well over half of the shares of Gatherco are owned by board members. And so we would think that this would be a relatively smooth – but we’re not taking anything for granted, but we do have board approval. I think there’s one dissenting board member, but we do have board approval. And so we feel, I’m going to say, optimistic that this should go forward. I’d say there’s significantly less risk than there was with the, say, Florida Public Utilities.

Q - Dan M. Fidell: Understood; thanks. I guess just switching over to the gas conversion side, the opportunity set there, looks very sizeable there. Can you just talk a little bit about how much that opportunity set drove putting this deal together from your standpoint? And then just kind of, if you can, a little more specifically talk about the timing, how fast do you think you could be able to be adding new customers on an annual basis after the transaction closes?

A - Michael P. McMasters: Well, they’re currently engaged in that strategy of adding – I guess what’s happening is the Cooperative is adding customers and actually, Gatherco is, again, managing this process, so that’s actively happening as we speak. And so we expect a continuation of that, but actually – and it’s an improvement in that with greater access to capital and greater access to human resources. And so, I think, Dan, there’s going to be a ramp-up. Here recently, I think the customer additions have been almost, say, less than a thousand a year, slightly less than a thousand a year, so we would think that we did nothing, right? I think you’d see that continue, and what we’re thinking is we would move it up from there – try to move it up from there.

Q - Dan M. Fidell: Thanks. Very helpful. Just last question or two. Can you talk just a little bit, to the extent you can, maybe give us just some bandwidth on the magnitude around the level of accretion you’re hoping from this deal. Is it slight, is it pretty – a little bit more hefty? Just any kind of color you can give us in terms of how accretive you think this deal can be for you ultimately.

A - Michael P. McMasters: Well, in the – let’s go to the size of it actually. The first thing, when you look at the size of it, it makes it hard for something of this size to have a significant accretion, Dan. That’s probably the biggest thing I would point out. And you know you figure, we’re close to 15 million shares outstanding.

A - Beth W. Cooper: Less than 5%.

A - Michael P. McMasters: Yeah. It’s just less than 5% of shares outstanding, something like that. So it makes it hard to move the 5% to move to 95%. And so the slightly neutral to slightly accretive is conditioned upon that. And it’s going to be hard to make it move one way or the other significantly down or up because of the size differential. If you looked at the EPS standalone on the shares we issued, it would be significantly higher than Chesapeake’s current EPS.

A - Beth W. Cooper: Correct.

Q - Dan M. Fidell: Understood. So the deal not necessarily driven by accretion; may have a little bit, but really the forward growth optics for both on the conversion set and midstream build?

A - Michael P. McMasters: Right. We think it does enhance shareholder value even with a relatively modest growth, but just not the magnitude you would have seen with, say, Florida Public Utilities with its comparative size to Chesapeake.

Q - Dan M. Fidell: Understood. And then just last question from me, just on – in the future, you talked about maybe providing a little bit more info in the second quarter in terms of Gatherco. Will we be able to get maybe a little bit more information on the 300 or so producers they’re working with, at least the larger names?

A - Michael P. McMasters: We will look at that. I’m not sure what specifically the contracts say, that type of thing. This is, I’m going to say, legacy production out of Ohio. This is not Utica. So it’s not the large – the great big, large opportunities that you [ph] might (23:34) see with Utica at this stage of the game. [ph] Now if that’s helpful, I don’t know (23:37).

Q - Dan M. Fidell: It is very helpful. That’s it for me. Thanks. And congrats again on this transaction here.

A - Michael P. McMasters: Okay. Thanks, Dan.

A - Beth W. Cooper: Thanks, Dan.

OPERATOR

There are no further questions at this time. We will turn the call back over to Mr. Mike McMasters.

Michael P. McMasters: I just want to thank everybody for listening in this morning. We appreciate your support. And have a nice day. Thank you. Bye.

Beth W. Cooper: Thank you.